UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, DC 20549

FORM 6-K

REPORT OF FOREIGN ISSUER
PURSUANT TO RULE 13a-16 OR 15b-16 OF
THE SECURITIES EXCHANGE ACT OF 1934

For November 16, 2004

Distribution and Service D&S, Inc.

(Translation of registrant’s name into English)

Avenida Presidente Eduardo Frei Montalva 8301
Quilicura
Santiago
Chile
(Address of principal executive offices)

Form 20-F ✓ Form 40-F ☐

     Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐ No ✓

Securities Registry N°0593

Santiago, November 12, 2004.

Mr. Alejandro Ferreiro Yazigi
Superintendent
Securities and Insurance Commission
Av. Libertador Bernardo O’Higgins 1449
Santiago, Chile

Of our consideration,

In compliance with the regulations established by Circular No. 660 of the Securities and Insurance Commission, I hereby submit to your consideration, in the corresponding form, information required by the aforesaid regulations regarding the stock split and exchange of shares to be effected on December 3, 2004, as agreed by the shareholders of Distribución y Servicio D&S S.A. during an extraordinary shareholders’ meeting held on October 26, 2004.

Yours sincerely,

Rodrigo Cruz Matta
General Manager

Copies to:	Santiago Stock Exchange
Chilean Electronic Stock Exchange
Valparaíso Stock Exchange
Risk Rating Commission
New York Stock Exchange
Latibex – Bolsa de Madrid

Av. Presidente Eduardo Frei Montalva # 8301 – Quilicura
Teléfono : (56-2) 200 5000 – Fax : (56-2) 200 5100
Internet : http://www.dys.cl

FORM- REPORT ON STOCK SPLIT AND EXCHANGE OF SHARES

DISTRIBUCIÓN Y SERVICIO D&S S.A.

1.	INFORMATION ON THE COMPANY AND THE TRANSACTION

	1.01	RUT (Tax ID)	96.439.000-2

	1.02	Date sent	November 12, 2004

	1.03	Company Name	Distribución y Servicio D&S S.A.

	1.04	Registration number in Securities Registry	0593

	1.05	Stock series considered for transaction	Single series

	1.06	Trading symbol	D&S

	1.07	Movement	—

2.	AGREEMENT AND AMOUNT OF THE ISSUANCE

	2.01	Date of Agreement	November 11, 2004

	2.02	Agreed by	(3) Board Meeting

3.	SHARES AND SHAREHOLDERS ENTITLED TO EXCHANGE

	3.01	Number of shares	1,630 million

	3.02	Cut off date	Nov. 27, 2004

6.	INFORMATION ON THE STOCK SPLIT AND EXCHANGE OF SHARES

	6.03	Date for the exchange of shares	December 3, 2004

	6.04	Series to be exchanged	Single

	6.05	Shares after exchange	6,520 millones

	6.08	Exchange factor	4

7.	REMARKS

	7.01	Remarks to section 2.01	The agreement on the date established for the exchange of shares was reached during extraordinary board meeting No. 242, held on November 11, 2004 pursuant to powers granted by the shareholders’ meeting to the board.

The stock split and exchange of shares and the amendment to the Company’s by-laws was agreed upon by the fourteenth extraordinary shareholders’ meeting celebrated on October 26, 2004.

	7.02	Time and place for the exchange of shares	The exchange of shares will be done at the offices of the Depósito Central de Valores located on Huérfanos 770, floor 22, commune of Santiago, in the city of Santiago, on December 3, 2004 at 6:30 pm.

The actual physical exchange of the share receipts materially delivered to shareholders who submit those will take place at the offices of the Depósito Central de Valores located on Huérfanos 770, floor 22, commune of Santiago, in the city of Santiago, on business days, from 9:00am to 2:00pm and from 3:30pm to 5:30pm, starting on December 6, 2004.

	7.03	Notice publication	The notice pursuant to Circular No. 660 of the Superintendency of Securities and Insurance will be published on El Mercurio newspaper on November 24, 2004.

	7.04	Legal status of issuer	Publicly traded company registered in the Securities Registry under number 0593

Rodrigo Cruz Matta
General Manager

DISTRIBUCIÓN Y SERVICIO D&S S.A.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized, in the city of Santiago, Chile.

DISTRIBUCIÓN Y SERVICIO D&S S.A.

	By:	/s/ Miguel Núñez Sfeir

Miguel Núñez Sfeir Chief Financial Officer

Dated: November 16, 2004